UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

The Gorman-Rupp Company

(Exact name of Registrant as Specified in its Charter)

Ohio	1-6747	34-0253990
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 South Airport Road, Mansfield, Ohio	44903
(Address of Principal Executive Offices)	(Zip Code)

Wayne L. Knabel, Chief Financial Officer, (419) 755-1397

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01. Conflict Minerals Disclosure and Report.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of The Gorman-Rupp Company (the “Company”, “Gorman-Rupp”, “we” or “our”) for the year ended December 31, 2014 is presented pursuant to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined for purposes of the Rule as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to herein as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry intended to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence intended to determine if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications.

Products Overview

The Company’s product line consists of pump models ranging in size from  1⁄4” to nearly 15 feet discharge in diameter and ranging in rated capacity from less than one gallon per minute to nearly one million gallons per minute. The pumps have drives that range from 1/35 horsepower electric motors up to much larger electric motors or internal combustion engines capable of producing several thousand horsepower. Many of the larger units comprise encased, fully integrated water and wastewater pumping stations. In certain cases, units are designed for the inclusion of customer-supplied drives.

The Company’s larger pumps are sold principally for use in the construction, industrial, water and wastewater handling fields; for flood control; for boosting low residential water pressure; for pumping refined petroleum products, including the ground refueling of aircraft; for fluid control in HVAC applications; and for various agricultural purposes.

The Company’s pumps are also utilized for dewatering purposes. Additionally, pumps manufactured for fire protection are used for sprinkler back-up systems, fire hydrants, stand pipes, fog systems and deluge systems at hotels, banks, factories, airports, schools, public buildings and hundreds of other types of facilities throughout the world.

Many of the Company’s smallest pumps are sold to customers for incorporation into such products as food processing, chemical processing, photo processing, medical and other waste treatment, HVAC equipment, appliances and solar heating.

Conflict Minerals Policy

Gorman-Rupp’s policy with respect to conflict minerals is as follows:

Pursuant to the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. Securities and Exchange Commission (SEC) has adopted rules requiring publicly-traded companies to disclose whether the products they manufacture contain certain “conflict minerals” – tantalum, tin, tungsten or gold – and whether these conflict minerals originate in the Democratic Republic of the Congo (DRC) or a surrounding country (DRC Region). Requiring companies to disclose information about the supply chain of the conflict minerals they use in their products is intended to reduce funding for armed groups responsible for extreme violence and human rights violations in the DRC Region.

The Gorman-Rupp Company is committed to complying with this legislation and fulfilling our related SEC reporting obligations. We do not purchase conflict minerals directly from mines or smelters, and most of the products we manufacture are several levels removed from these sources. As a result, we are implementing a company-wide program to partner with our global suppliers to achieve these objectives. This program includes educating our suppliers about conflict minerals, utilizing the standardized reporting template developed by the Conflict-Free Sourcing Initiative and requesting that our suppliers undertake processes to investigate their own supply chains with the goal of avoiding conflict minerals from the DRC Region that are not determined to be “conflict-free.”

Supply Chain Description

The Company relies on its suppliers for various components and parts that contain conflict minerals that are utilized in the assembly of our products. Due to the size of the Company, the complexity of our products, and our location in the supply chain being several steps downstream from miners and smelters, we must rely on our direct suppliers to provide information on the origin of the conflict minerals contained in the components and parts supplied to us – including sources of conflict minerals that are supplied to them from their suppliers.

The Company has evaluated its current product lines and determined that certain products that we manufacture contain small amounts of conflict minerals that are necessary to the functionality or production of these products. Therefore, the Company is subject to the reporting obligations of Rule 13p-1 and is filing this disclosure along with a Conflict Minerals Report to disclose the measures the Company has taken to determine if the conflict minerals contained in such products originated in the Covered Countries.

Reasonable Country of Origin Inquiry

We conducted a survey of our active suppliers using a template developed by the Conflict-Free Sourcing Initiative known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Conflict Minerals Disclosure

Currently, we have not been able to obtain sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process these conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in a Covered Country and are not from recycled or scrap sources.

A copy of Gorman-Rupp’s Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at www.gormanrupp.com under the heading “Investor Relations” then “Corporate Governance”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02. Exhibits

The Company has filed, as Exhibit 1.01 to the Form SD, the Conflict Minerals Report required by Item 1.01 of this Form.

Section 2 – Exhibits

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Gorman-Rupp Company

By:	/s/ Wayne L. Knabel
Wayne L. Knabel Chief Financial Officer June 1, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report